UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NUMBER FOUR
TO
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHDT CORP.
(formerly “China Direct Trading Corp.”)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

12541A 108 (formerly, 16938E 10 2)
(CUSIP Number)

Howard Ullman, Chief Executive Officer and President
CHDT CORP.
350 Jim Moran Blvd.
Suite 120
Deerfield Beach, Florida 33442
(954) 252-3440

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 11, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 12541A 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Howard Ullman, the Chairman of the Board and principal beneficial owner of the shares of Common Stock, $0.0001 par value, and series B convertible preferred stock, $0.10 par value, of the Issuer.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check o if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With

7.	Sole Voting Power:	230,769,536	(Common Stock, $0.0001 par value
1,856,813 shares of non-voting series B preferred stock, $0.10 par value, converts to 118,775,154 shares of Common Stock, $0.0001 par value

8.	Shared Voting Power: None

9.	Sole Dispositive Power: 230,769,536 shares of Common
Stock, $0.0001 par value. Reporting Person also owns 1,856,813 shares of Series B Convertible Preferred Stock, $0.10 par value, which converts to 118,775,154 shares of Common Stock, $0.0001 par value.

10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by each Reporting Person:

12.	Check o if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11):
42% (Common Stock, $0.0001 par value).
14.	Type of Reporting Person (See Instruction): IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D Amendment Number Four, relates to shares of the common stock, $0.0001 par value, (“common stock”) of CHDT Corp. (formerly, “China Direct Trading Corporation”) (the “Issuer”) a Florida corporation, and shares of Series B Convertible preferred Stock, $0.10 par value, (“series B preferred stock”). The principal executive offices of the Company are located at 350 Jim Moran Blvd., #120, Deerfield Beach, Florida 33442, located Broward County.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Amendment Number Four, is being filed by Howard Ullman (the “Reporting Person”). The Reporting Person is the Chairman of the Board and former Chief Executive Officer and President of Issuer.  He is also principal beneficial owner of the issuer’s common stock and series B preferred stock. The series B preferred stock has no voting rights, but converts upon demand of the owner to shares of common stock at the ratio of one share of series B preferred stock for 66.66 shares of common stock. Each share of common stock has one vote on all matters presented or requiring shareholder approval.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 11, 2008, the Reporting Person entered into an agreement with the Issuer whereby the Reporting Person exchanged 50 million shares of Common Stock for 750,075 shares of series B preferred stock, which preferred stock’s conversion into shares of Common Stock is capped at 45 million shares.  No conversion may occur prior to January 11, 2009.

In a separate transaction, the Reporting Person defaulted on a promissory note and the lender, another officer of the Issuer, shall receive 10 million shares of Common Stock beneficially owned by the Reporting Person on January 15, 2008, which shares were pledged as the collateral underlying the debt evidenced by said note.

ITEM 4. PURPOSE OF TRANSACTION

Reporting Person entered into the exchange of common stock for series B preferred stock in order to allow the Issuer to have sufficient shares of common stock to meet existing requirements for issuance of shares of common stock without increasing the authorized shares of common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a.  As a result of the Reporting Person’s beneficial ownership of the common stock of the Issuer is 230,769,536 shares, representing approximately 42% of the Issuer’s 548,745,645 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D, Amendment Number Four.

With the issuance of the 750,075 shares of series B preferred stock, the Reporting Person beneficially owns 1,856,813 shares of the series B preferred stock, which constitutes 88% of the issued and outstanding shares.  The series B preferred stock can be converted upon demand of the owner.  With a conversion ratio of one share of series preferred stock for 66.66 shares of common stock, the reporting person would own  349,544,690 shares of common stock  which would represent 52% of then-outstanding shares of common stock (based on shares of common stock outstanding(666,790,353) upon issuance of 118,044,708 of shares of common stock to the reporting person upon conversion of the 1,856,813 shares of series B preferred stock).

b.  The series B preferred stock has no voting rights, but is convertible into voting common stock (as stated above).
c. Not applicable.
d. Not applicable.
e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The exchange agreement for the Reporting Person exchanging 50 million shares of Common Stock for 750,075 shares of series B preferred stock is set forth as Exhibit 10 to this Schedule 13D, Amendment Number Four.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4.1.	Certificate of Designation for Series B Preferred Stock, $0.10 par value, of CHDT Corp.
Exhibit 10	Exchange Agreement, dated January 11, 2008, by Howard Ullman and CHDT Corp.

SIGNATURE

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Howard Ullman
Howard Ullman
Dated:  January 14 2008